SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

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MYERS INDUSTRIES, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

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MYERS INDUSTRIES, INC.

1293 South Main Street — Akron, Ohio 44301

March 18, 2002

To Our Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders to be held on April 25, 2002, at 9:00 A.M. at the Louis S. Myers Training Center, 1554 South Main Street, Akron, Ohio 44301.

At the Annual Meeting you will be asked to fix the total number of directors at nine, a reduction from 11, to elect nine directors, and to approve an amendment to the 1999 Stock Plan.

Enclosed with this letter is a Notice of Annual Meeting together with a Proxy Statement which contains information with respect to the nominees for director.

We believe the proposal discussed in the Proxy Statement is very important to the Company and the shareholders. It is very important that your shares be voted, and we hope that you will be able to attend the Annual Meeting. ***In either case, we urge you to execute and return the enclosed form of proxy as soon as possible, whether or not you expect to attend the annual meeting in person.***

Sincerely,

STEPHEN E. MYERS
President and Chief Executive Officer



MYERS INDUSTRIES, INC.

1293 South Main Street — Akron, Ohio 44301

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held April 25, 2002

The Annual Meeting of Shareholders of Myers Industries, Inc., an Ohio corporation ("Myers" or the "Company"), will be held at the Louis S. Myers Training Center, 1554 South Main Street, Akron, Ohio 44301, on April 25, 2002 at 9:00 A.M. (local time), for the following purposes:

1. To fix the total number of directors at nine, a reduction from 11;

2. To elect nine directors;

3. To approve the amendment to the Myers Industries, Inc. 1999 Stock Plan; and

4. To transact such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on March 8, 2002 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. All shareholders are cordially invited to attend the meeting in person. ***Whether or not you expect to attend the meeting in person, please fill in, date, sign and return the enclosed proxy card as soon as possible.***

By Order of the Board of Directors,

Milton I. Wiskind

MILTON I. WISKIND
Secretary

Akron, Ohio
March 18, 2002

THE 2001 ANNUAL REPORT TO SHAREHOLDERS ACCOMPANIES THIS NOTICE

MYERS INDUSTRIES, INC.

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Myers Industries, Inc., an Ohio corporation, of the accompanying proxy to be voted at the Annual Meeting of Shareholders to be held on April 25, 2002, at 9:00 A.M. (local time), and at any adjournment thereof. Shares represented by duly executed proxies in the accompanying form received by the Board of Directors prior to the meeting will be voted at the meeting. A shareholder who signs and returns a proxy in the accompanying form may revoke it prior to or at the meeting by giving notice to the Secretary. Myers Industries, Inc.® is a registered trademark of the Company.

The close of business on March 8, 2002, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. On that date Myers had outstanding 23,860,537 shares of common stock, without par value ("Common Stock"), each of which is entitled to one vote. For information concerning principal shareholders, see the section headed "Principal Shareholders" below.

For the election of directors, under Ohio law, the Company's Amended and Restated Articles of Incorporation, and its Code of Regulations ("Regulations"), if a quorum is present at the meeting, the nominees for election as directors who receive the greatest number of votes cast will be elected directors. A majority of the outstanding shares of Common Stock constitutes a quorum. An abstention from voting any share with respect to the election of any nominee for director or a broker non-vote will not affect the election of directors since the share is not counted for voting purposes. The proposal to fix the number of directors, and to approve the adoption of the amendment to the 1999 Stock Plan, requires the affirmative vote of a majority of the shares of Common Stock present or represented by proxy and entitled to vote at the meeting.

The mailing address of the principal executive offices of Myers is 1293 South Main Street, Akron, Ohio 44301. This Proxy Statement, together with the related proxy card and Myers' 2001 Annual Report to Shareholders, is being mailed to the shareholders of Myers on or about March 18, 2002.

Election of Directors

Setting Number of Directors

In April 2000, the shareholders, pursuant to Article II, Section 2 of the Company's Regulations, fixed the total number of directors at 11. This year the Board of Directors approved submitting to the shareholders the proposal to reduce the number of board members from 11 to 9.

THE BOARD OF DIRECTORS RECOMMENDS THE APPROVAL OF SETTING THE NUMBER OF DIRECTORS AT NINE.

Election of Directors

Set forth below for each nominee for election as a director is a brief statement, including the age, principal occupation and business experience during the past five years, and the number of shares of Common Stock beneficially owned by such director.

The Board of Directors has nominated the persons listed below as nominees, all of whom presently are directors of Myers. If any nominee should become unavailable for any reason, it is intended that votes will be cast for a substitute nominee designated by the Board of Directors. The Board of Directors has no reason to believe that the nominees named will be unable to serve if elected. Proxies cannot be voted for a greater number of nominees than the number named in the Proxy Statement.

Set forth below for each nominee for election as a director is a brief statement, including the age, principal occupation and business experience during the past five years, and the number of shares of Common Stock beneficially owned by such director.

The Board of Directors recommends the election of the following nominees:

NOMINEES FOR ELECTION AS DIRECTORS

Name	Age	Principal Occupation for Past Five Years and Other Information	Shares Beneficially Owned[(1,2)]	Percent of Class[(1)]
Keith A. Brown	50	President of Chimera Corporation, Westlake, Ohio, a management holding company; Director of US Gypsum Corporation, Chicago, Illinois, a manufacturer of gypsum paneling products. Served as director since 1997.	55,899[3,4]	
Karl S. Hay	74	Of Counsel, the law firm of Brouse McDowell, Akron, Ohio. Served as director since 1969.	15,128[4]	
Richard P. Johnston	71	Chairman of the Board and Chief Executive Officer of Royal Precision, Inc., Torrington, Connecticut, a manufacturer of golf club shafts and grips; Chairman of the Board and President of Melrose Aviation, Inc., Jackson Hole, Wyoming, a charter aircraft company; Director of The Melrose Group, Jackson Hole, Wyoming, a commercial real estate financing facilitator; Director of Results Radio, Inc., Sonoma, California, a company owning 16 FM radio stations in California; Director of HotelOnLine.Com, Atlanta, Georgia, a wireless internet provider of services to hotels; formerly served as Chairman of the Board of Merbanco, Inc., Jackson Hole, Wyoming, an investment banking firm; formerly served as Director of AGCO, Inc., Duluth, Georgia, a manufacturer and distributor of agricultural equipment. Served as director since 1992.	96,492[4,5]	

4

Name	Age	Principal Occupation for Past Five Years and Other Information	Shares Beneficially Owned[(1,2)]	Percent of Class[(1)]
Michael W. Kane	50	Director of Learning Tree International, Inc., Los Angeles, California, a worldwide provider of education and training to information technology professionals; President and Chief Executive Officer of M. Kane & Company, Inc., an investment banking firm. Served as a director since 2000.	0	
Edward W. Kissel	60	President and Chief Operating Officer of OM Group, Inc., Cleveland, Ohio, a value-added, metals-based specialty chemicals company; Director, OM Group, Inc.; Director, Weda Bay Minerals, Inc., Toronto, Ontario, a nickel and cobalt mining and processing company; formerly Chief Executive Officer of Kissel Group Ltd., a business consulting firm and a specialty cast aluminum mold manufacturer. Served as a director since 2000.	2,174[11]	
Stephen E. Myers	58	President and Chief Executive Officer of the Company; Director, Reko International Group, Inc., Oldcastle, Ontario, Canada, a manufacturer of tooling and machinery; formerly served as Director of FirstMerit Corporation, Akron, Ohio, a bank holding company. Served as director since 1972.	2,114,916[6,7,8]	9.8%
Richard L. Osborne	64	Professor for the practice of management and formerly Executive Dean, Weatherhead School of Management, Case Western Reserve University, Cleveland, Ohio; Director of Ohio Savings Financial Corporation, Cleveland, Ohio, a savings and loan holding company; Director of NCS Healthcare, Inc., Beachwood, Ohio, a provider of pharmacy services to long-term care institutions; Director of New Horizons Worldwide, Inc., Santa Ana, California, an operator and franchiser of computer training services. Served as director since 1978.	13,457[4]	

Name	Age	Principal Occupation for Past Five Years and Other Information	Shares Beneficially Owned[1,2]	Percent of Class[1]
Jon H. Outcalt	65	Chairman of NCS Healthcare, Inc., Beachwood, Ohio, a provider of pharmacy services to long-term care institutions; Chairman and Chief Executive Officer of Aberdeen Group, Inc., Beachwood, Ohio, an investment holding company; Director of Ohio Savings Financial Corporation, Cleveland, Ohio, a savings and loan holding company. Served as director since 1984.	18,258[4,9]	
Milton I. Wiskind	76	Senior Vice President and Secretary of the Company. Served as director since 1972.	590,092[10]	2.7%

[1] Number of shares beneficially owned is reported as of December 31, 2001. Unless otherwise indicated, none of the directors beneficially owns one percent or more of the outstanding shares of Myers Common Stock.

[2] All directors and executive officers as a group (12 persons) beneficially owned 2,975,970 shares of Common Stock on December 31, 2001. This represents approximately 13.8% of the outstanding shares of Common Stock as of that date.

[3] Includes 36,300 shares of Common Stock held by Trilogy Inv. Inc., which are held by several trusts of which Mr. Brown is a trustee.

[4] Includes shares which the non-employee director has a right to acquire by exercising options granted under the 1992 Stock Plan.

[5] Richard P. Johnston serves as a trustee of the Johnston Family Charitable Remainder Trust #3 which holds 76,327 shares of Common Stock and the Johnston Family Living Trust which holds 13,310 shares of Common Stock.

[6] Stephen E. Myers serves as a trustee of the Louis S. and Mary Myers Foundation which holds 257,965 shares of Common Stock. By virtue of his position as trustee of the Foundation, Mr. Myers is deemed to beneficially own such shares which, when excluded from the other shares he is deemed to beneficially own, decrease the percentage of shares beneficially owned by him, and all officers and directors as a group, to 8.6% and 12.6%, respectively.

[7] Includes 36,929 shares of Common Stock held by Stephen E. Myers as custodian for a certain grandchild of Louis S. Myers, 6,832 shares of Common Stock owned by Stephen E. Myers' spouse (for which Mr. Myers disclaims beneficial ownership) and 39,002 shares of Common Stock issuable under stock options exercisable within 60 days.

[8] Myers serves as a trustee of the Semantic Foundation Inc. which holds 23,200 shares of Common Stock. By virtue of his position as trustee of the Foundation, Mr. Myers is deemed to beneficially own such shares which, when excluded from the other shares he is deemed to beneficially own, decreases the percentage of shares beneficially owned by him, and all officers and directors as a group, to 9.7% and 13.7%, respectively.

[9] Includes 10,019 shares of Common Stock held by Federal Process Company of which Mr. Outcalt is Chairman and a director, and as such has the power to vote and invest such shares. Mr. Outcalt is a controlling shareholder of Federal Process Company.

(10) Includes 63,551 shares of Common Stock held by Mr. Wiskind's spouse, 130,653 shares of Common Stock held by Mr. Wiskind as trustee of trusts for his children, 9,876 shares of Common Stock held by Mr. Wiskind as trustee of trusts for his grandchildren, 128,108 shares of Common Stock held within the Milton Wiskind Family Limited Partnership I, 165,000 shares of Common Stock held within the Milton Wiskind Family Limited Partnership II, and 19,503 shares of Common Stock issuable under stock options exercisable within 60 days.

(11) Includes 2,014 shares of Common Stock held jointly with Mr. Kissel's spouse and 160 shares of Common Stock held by Mr. Kissel's spouse.

There are, and during the past five years there have been, no legal proceedings material to an evaluation of the ability of any director or executive officer of Myers to act in such capacity or concerning his integrity.

Committees

The Board of Directors of Myers has several committees and has appointed members to such committees since the 2001 Annual Meeting of Shareholders.

The Audit Committee of the Board of Directors is composed of Keith A. Brown, Chairman, Karl S. Hay, Jon H. Outcalt and Edwin P. Schrank. The functions of this Committee, which met two times in 2001, are to recommend engaging and/or discharging the independent auditor, directing and supervising special investigations, reviewing the results of the audit engagement and procedures for internal control, determining independence of the auditor, reviewing with the auditor the financial results of the Company prior to the filing of the Form 10-Q's (which is done by the Audit Committee chair, as representative of the Committee, discusses the interim financial information contained in quarterly earnings announcements with both management and the independent auditors prior to public release), and reviewing the Company's system of internal accounting controls.

The Compensation Committee recommends to the Board of Directors plans, programs or benefits relating to executive and key personnel compensation, including incentive compensation, and approves salary adjustments, bonus and other compensation awards in those areas. The Committee recommends to the Board of Directors individuals who the Committee believes are key employees and deserving of grants of stock options under the Myers Industries, Inc. 1999 Stock Plan, in addition to administering the stock plan. The Compensation Committee, which met once in 2001, had as its members in 2001, Jon H. Outcalt, Chairman, Edward W. Kissel, Richard L. Osborne and Samuel Salem.

There were a total of five regularly scheduled and special meetings of the Board of Directors in 2001. During 2001, all directors attended at least 75% of the aggregate total number of the meetings of the Board and committees on which they served. The Board of Directors does not have a nominating committee.

Director Compensation

Outside directors were paid a $20,000 annual retainer plus $1,000 for each Board of Directors meeting attended, except for Richard L. Osborne, who is compensated for providing consulting

services to the Company. Members of Committees are paid $1,000 for each meeting attended unless such meeting is held on the same day as a meeting of the Board of Directors.

In April, 1992, the shareholders approved the 1992 Stock Option Plan, part of which contains provisions for the granting of non-qualified stock options to non-employee directors (the "Directors Plan"). Each participant is awarded annually, on the day of the Annual Meeting of Shareholders, NQSOs to purchase 1,000 shares of Common Stock, on the condition that the Company's "Return on Equity" as set forth in the Company's annual report to shareholders for the immediately preceding fiscal year is equal to or greater than ten percent. The option price per share is 100 percent of the fair market value of a share of Common Stock on the date the option is granted. A Proposal herein provides for an amendment to the 1999 Stock Plan to provide for grants to non-employee directors of non-qualified stock options to replace the provision in the 1992 Plan which is expiring.

Certain Relationships and Related Transactions

During 2001, Edward W. Kissel, a director, was the owner of Rotocast Technologies, Inc. ("RTI"), which company sold molds to Myers on an arms length, competitive bid process. The molds sold to Myers were acquired in the ordinary course of business and RTI was paid approximately $147,657 for such molds.

The law firm of Brouse McDowell performed legal services for Myers in 2001. Karl S. Hay, a director of Myers, was Of Counsel to the law firm, and Kevin C. O'Neil, an officer of Myers, is a partner and shareholder of such firm. The amount of Mr. Hay's or Mr. O'Neil's interest in Brouse McDowell's fees collected from Myers, if any, cannot practically be determined.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Myers' directors, officers and persons who own more than ten percent of its Common Stock ("Section 16 Filers") to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission") and to furnish Myers with copies of all such forms they file. Myers understands from the information provided to it by the Section 16 Filers for 2001 that they have adhered to all filing requirements applicable to the Section 16 Filers, except that Mr. Wiskind sold 2,640 shares in October, 2001, which transaction was reported on his February 2002 Form 4.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary of Cash and Certain Other Compensation

The following table provides certain summary information concerning the compensation paid or accrued by Myers, to or on behalf of its chief executive officer and each of the other executive officers of Myers who, as policy making executives, earned more than $100,000 in 2001 (the "Named Executive Officers") and for the fiscal years ended December 31, 2000 and 1999:

Summary Compensation

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation[1] | All Other Compensation[4] |
		Salary	Bonus[2]	Other Annual Compensation[3]	Securities Underlying Options/SARs Other	
Stephen E. Myers President and Chief Executive Officer	2001 2000 1999	$250,000 250,000 250,000	$170,000 200,000 200,000	$-0- -0- -0-	10,999 -0- 12,099	$4,107 5,351 5,352
Milton I. Wiskind Senior Vice-President	2001 2000 1999	225,000 217,500 180,000	167,000 185,000 185,000	-0- -0- -0-	5,500 -0- 6,050	3,904 5,181 5,257
Gregory J. Stodnick Vice President-Finance	2001 2000 1999	200,000 193,333 160,000	140,000 156,000 156,000	-0- -0- -0-	5,500 -0- 6,050	4,422 5,181 5,657
Jean-Paul Lesage[5] Vice President	2001 2000 1999	164,040 169,680 195,240	106,000 118,114 209,192	-0- -0- -0-	5,500 -0- 27,830	-0- -0- -0-

[1] None of the Named Executive Officers has any restricted stock holdings. No long-term incentive plan payouts were made in 2001.

[2] Includes amounts earned and accrued in 2001 as bonuses. A bonus is generally awarded after the close of the fiscal year and then paid 50% in that year, with the balance paid in 25% increments over the next two years.

[3] Perquisites provided to each of the Named Executive Officers, if any, do not exceed the disclosure thresholds established under Commission rules and are not included in this total.

[4] "All Other Compensation" for 2001 includes the following: (i) contributions to the Company's Profit Sharing Plan on behalf of each of the Named Executive Officers, as follows: Mr. Myers, $3,801; Mr. Wiskind, $3,801; Mr. Stodnick, $3,801; and Mr. Lesage, $-0-; (ii) amounts paid by Myers for excess group life insurance, and other life insurance, as follows: Mr. Myers, $306; Mr. Wiskind, $103; Mr. Stodnick, $621; and Mr. Lesage, $-0-; (iii) amounts paid or accrued by Myers for director fees, as follows: Mr. Myers, $-0-; and Mr. Wiskind, $-0-. Mr. Lesage does not participate in any life insurance programs offered by the Company, other than those required by French law.

[5] Mr. Lesage is employed by Myers AE, S.A. and Allibert Equipement S.A., French corporations (collectively "Allibert") which are subsidiaries of the Company. Mr. Lesage became an officer of the Company on June 30, 2000. The business operations managed by Allibert was acquired by the Company in February 1999. Amounts shown are converted from French Franc equivalents for 1999, 2000 and 2001 at the average U.S. dollar exchange rate of $.1627, $.1414 and $.1367, respectively. The information above does not include the dollar value of any contributions made to Allibert's retirement plans required by French law.

In 1996, the Board adopted a supplemental compensation plan for Mr. Wiskind in recognition of his outstanding long-term service to Myers. The terms of the plan provide that upon his retirement as an employee of the Company, he will be entitled to receive an amount equal to $75,000 per year for ten years. The annual payments will be paid to Mr. Wiskind's designated beneficiary in the event he does not survive the ten-year plan period.

Myers has adopted a Supplemental Executive Retirement Plan (the "SERP") which provides certain pension benefits to a select group of management employees. In the case of an officer of Myers, the SERP provides an annual supplemental pension benefit equal to the lesser of (i) $50,000 or (ii) $1,667 multiplied by the participant's Years of Service under the SERP. In the case of all other participants in the SERP, the annual supplemental pension benefit is equal to the lesser of (i) $30,000 or (ii) $1,000 multiplied by the Participant's Years of Service under the SERP. In either case the annual supplemental pension benefit is payable for 10 years commencing at age 65. Credit for Years of Service under the SERP is awarded to a participant annually at the discretion of the Compensation Committee of the Board. A SERP participant with 10 Years of Service under the SERP may receive a reduced annual supplemental pension benefit commencing at any time after attainment of age 55.

Stock Options

The following table contains information concerning the grant of stock options under the Stock Plan to the Named Executive Officers.

Option/SAR Grants in Last Fiscal Year

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term | |
Name	Number of Securities Underlying Options/SARs Granted[1]	Percentage of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date	5%	10%
Stephen E. Myers	3,910	1.63%	$11.50	3/16/06	$ 7,206	$20,868
	7,089	2.95%	10.45	3/16/06	20,246	45,246
	10,999	4.58%				
Milton I. Wiskind	5,500	2.29%	10.45	3/16/06	15,886	35,104
Gregory J. Stodnick	5,500	2.29%	10.45	3/16/06	15,886	35,104
Jean-Paul Lesage	5,500	2.29%	11.56	3/16/06	9,806	29,024

[1] The 1999 Stock Plan generally provides for granting of incentive stock options ("ISOs") and non-qualified stock options ("NQSOs") (collectively "Stock Options"). The option price per share of ISOs must be equal to the fair market value of a share of Common Stock on the date granted; the option price of NQSOs may be set by the Compensation Committee ("Committee"). The exercise period of ISOs may not be more than ten years from grant, while the period of NQSOs may be set by the Committee. No Stock Option may be exercised until six months after the date of grant. The purchase price of any Stock Option must be paid upon exercise in (i) immediately available funds, (ii) shares of Common Stock, or (iii) a combination of (i) and (ii). In the event a participant's employment is terminated due to death, disability or retirement, ISOs awarded remain exercisable for the maximum period allowable under the Internal Revenue Code of 1986, as amended ("Code"), and NQSOs remain exercisable for the remainder of the option term or five years, whichever is less. If a participant's employment is terminated for any reason, all Stock Options granted will be canceled immediately; provided, however, that if the Company terminates a participant for reasons other than misconduct or misfeasance, the participant has 90 days to exercise any Stock Options; and provided further, that if termination is attributable to a "change in control," any Stock Options previously granted will continue for their term.

Option Exercises and Holdings

The following table contains information concerning the exercise of Stock Options under Myers' Stock Plans, and information on unexercised Stock Options held as of the end of the fiscal year, by the Named Executive Officers:

Aggregate Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Year-End Exercisable/ Unexercisable[1]
Stephen E. Myers	-0-	$ -0-	39,002/17,369	$40,680/35,635
Milton I. Wiskind	4,392	3,645	19,503/ 8,684	30,701/20,583
Gregory J. Stodnick	431	6,428	19,503/ 8,684	30,701/20,583
Jean-Paul Lesage	-0-	-0-	17,798/15,532	8,170/13,110

[1] Based upon the closing price reported on the New York Stock Exchange for the Common Stock of Myers on December 31, 2001.

Beneficial Ownership

The following table sets forth certain information regarding the named executives' beneficial ownership of the Common Stock of the Company as of January 31, 2002:

Title of Class	Name of Officer	Number of Shares[1]	Percent of Class
Common Stock	Stephen E. Myers	2,114,916	9.8%
Common Stock	Milton I. Wiskind	590,092	2.7%
Common Stock	Gregory J. Stodnick	42,850	
Common Stock	Jean-Paul Lesage	22,638	

[1] The amounts shown represent the total shares owned outright by such individuals together with shares which are issuable upon the exercise of currently exercisable stock options. These individuals have the right to acquire the shares indicated after their names, upon the exercise of such stock options: Mr. Myers, 39,002; Mr. Wiskind, 19,503; Mr. Stodnick, 18,403; and Mr. Lesage, 22,638.

Board Compensation Committee Report on Executive Compensation

The Compensation Committee, which is composed entirely of non-employee directors and is responsible for setting and administering the policies which govern both annual compensation and stock option plans for Myers, has furnished the following report on executive compensation.

The executive compensation program for the Named Executive Officers, which includes the Chief Executive Officer, is administered by the Compensation Committee of the Board of Directors. The Committee's function is to review the performance of the Named Executive Officers and

the performance of the Company in determining the amount and type of compensation to be paid and awarded, including incentive compensation, and to approve the salary adjustments and awards in these areas. In addition, the Committee reviews and recommends plans, programs and benefits relating to executive and key personnel compensation. The Committee's focus is on total compensation which consists primarily of an executive's: (i) base salary, (ii) bonus, (iii) stock options and (iv) other benefits, such as health and pension benefits, which are available to all employees.

Although the compensation of the Chief Executive Officer is determined individually, the criteria and process used are the same as those used in determining the compensation of the other Named Executive Officers. Determination of compensation is based upon a number of important factors, including the profit performance of the Company as a whole in relation to prior years, and other factors such as return on equity, net income, margin, as well as the recommendation of management. With regard to base salaries at the executive officer level, the Committee believes the base salaries set are modest by industry standards and on an historic basis have been infrequently adjusted.

The amount of bonus awarded to the Chief Executive Officer and the other Named Executive Officers for each year is a function of the profit performance of the Company as a whole in relation to prior years, and other factors such as return on equity, net income, achievement of certain objectives, competitive factors, margin, and the recommendation of management. Each factor is given equal weighting, with the exception of the recommendation of management, which is given more weight. In the event the Committee determines to award a bonus, the bonus for any year is generally determined on or before March 1 of the following year and then distributed based on a three-year partial distribution cycle. Fifty percent of the total bonus awarded is paid in the first year and 25 percent in each of the following two years. With the exception of normal retirement, any unpaid bonus may be forfeited if the executive officer is not employed by the Company prior to the full distribution of the bonus awarded.

The shareholder-approved 1999 Stock Plan authorizes grants of options to purchase stock, generally at current market prices, to executive officers and key employees. Whether options are to be granted and, if so, the amounts to be granted, are functions of the Compensation Committee. In the granting of the stock options, in addition to the factors mentioned above, the individual Named Executive Officer's level of responsibility and past contributions to the Company are taken into consideration. In an effort to foster extended employment, such as with the bonus awards, any options awarded generally vest at 20 percent per year over a five-year period and expire on the fifth anniversary. Options can however be awarded with terms exceeding five years. Any unexercised options are forfeited if the executive leaves the Company's employ voluntarily, or if he is terminated for just cause prior to total vesting.

The Committee has reviewed the qualifying compensation regulations under Code Section 162(m) as issued by the Internal Revenue Service which provide that no federal income tax deduction is allowed for applicable employee remuneration paid by a publicly held corporation to a covered employee to the extent that the remuneration paid to the employee exceeds $1.0 million for the applicable taxable year, unless certain conditions are met. Currently, remuneration is not

expected to exceed the $1.0 million base and, therefore, compensation should not be affected by the qualifying compensation regulations.

The foregoing report has been furnished by the current members of the Compensation Committee, being:

Jon H. Outcalt, Chairman   Edward W. Kissel   Richard L. Osborne   Samuel Salem

PROPOSAL

Approval of the Amendment of the Myers Industries, Inc. 1999 Stock Plan

The Board of Directors has adopted, subject to shareholder approval, an amendment to the Myers Industries, Inc. 1999 Stock Plan (the "1999 Stock Plan"). The Board of Directors believes that approval of the amendment to the 1999 Stock Plan will advance the interests of the Company by providing eligible non-employee directors with stock options for the Common Stock of the Company.

Summary of the 1999 Stock Plan Amendment

The following summary description of the amendment to the 1999 Stock Plan is qualified in its entirety by reference to the full text of the 1999 Stock Plan. Copies of the 1999 Stock Plan may be obtained by a shareholder upon written request to the Secretary of the Company.

The 1999 Stock Plan would be amended to provide that of the total number of shares previously approved by the shareholders in April 1999, 50,000 of those shares of Common Stock would be reserved for issuance under a new director stock option provision. The number of shares reserved is the amount estimated to meet the Company's requirements for at least the next four years. Shareholder approval of this amendment is required under the New York Stock Exchange rules.

The amendment would provide that each non-employee director would be awarded annually, on the day after the Annual Meeting of Shareholders, stock options to purchase 1,000 shares of Common Stock, on the condition that the Company's "Return on Equity" as set forth in the Company's annual report to shareholders for the immediately preceding fiscal year is equal to or greater than ten percent. The option price per share is 100 percent of the fair market value of a share of Common Stock on the date the option is granted. The option may not be exercised until 12 months after the date of grant, then will remain exercisable until five years from the date of grant. The options are not transferable.

The directors stock program is a self-executing option program and is administered by the Vice President-Finance of the Company. The number of options granted annually can be increased, but can never exceed 2,000 annually.

The shareholders previously approved a director stock option program under the 1992 Stock Plan, however, the 1992 Stock Plan expires in April 2002. The 1992 Stock Plan currently has 19,576 shares available for grant to non-employee directors under the 1992 Stock Plan. These however expire in April 2002.

With regard to the employee stock option portion of the 1999 Stock Plan which is currently in existence, there are a total of 1,230,411 shares reserved under the 1999 Stock Plan which are available for grant as options to employees. The maximum annual grant of options which can be made to any one individual employee is one and one-half percent of the total outstanding shares of Common Stock of the Company at the time of grant. Options are granted at the fair market value on the date of the award. No award may be granted under the 1999 Stock Plan after ten years from the date of the Plan, but awards previously granted may extend beyond such date.

The full purchase price of any stock option must be paid upon exercise either in (i) immediately available funds, (ii) shares of Common Stock having an aggregate fair market value equal to the full purchase price, (iii) a combination of (i) and (ii), or (iv) by use of a cashless exercise procedure.

In the event the outstanding shares of the Company's Common Stock are increased or decreased as a result of stock dividends, stock splits, recapitalizations, reorganizations or other changes in corporate structure effected without the receipt of consideration, or in the event the Company's Common Stock is converted into other shares or securities of the Company or any other corporation in connection with a corporate transaction, then appropriate adjustments will be made to the class and/or number of shares available for subsequent issuance under the 1999 Stock Plan.

In the event of a "Change in Control," all stock options or shares which have been outstanding under the 1999 Stock Plan immediately vest in full, except (and to the extent) there are limitations at the time the shares are issued under the 1999 Stock Plan which preclude such accelerated vesting in whole or in part. The acceleration of the vesting of stock options could have the effect of discouraging a Change in Control of the Company and in management even though such Change in Control could be favored by a majority of shareholders.

For purposes of valuation under the 1999 Stock Plan, the fair market value of a share of Common Stock, on any relevant date, is the reported closing price per share on the NYSE.

The Board of Directors may at any time amend, suspend or terminate the 1999 Stock Plan, in whole or part, provided such action does not adversely affect the rights of participants with respect to outstanding options or shares. No material modification to the 1999 Stock Plan may be made without shareholder approval, such as increase the total number of shares issuable under the 1999 Stock Plan.

Unless sooner terminated by Board action, the 1999 Stock Plan will terminate upon the earlier of (i) ten years after adoption, or (ii) the first date when all the shares of the Company's Common Stock available for issuance thereunder, or options therefor, have been issued.

The closing price of the Common Stock on the NYSE on February 15, 2002 was $12.42.

Certain Federal Income Tax Consequences

The following discussion summarizes certain federal income tax consequences of the issuance and exercise of stock options awarded under the 1999 Stock Plan. The summary does not address all federal tax consequences, nor does it cover state or local tax consequences.

In general, a participant realizes no taxable income on either the grant or the vesting of a stock option. The exercise of a NQSO results in ordinary income (generally subject to withholding, if the participant is an employee) equal to the difference (the "Option Spread") between the value of the Common Stock purchased and the option exercise price. A corresponding deduction is available to the Company. In general, the ordinary income associated with the exercise is measured and taken into account at the time of exercise. Any subsequent sale of Common Stock purchased under a NQSO may result in a capital gain or loss.

The exercise of an ISO does not produce ordinary taxable income. However, because the Option Spread constitutes "alternative minimum taxable income" (measured and taken into account, in general, at the time of exercise), exercise of an ISO may result in an alternative minimum tax liability. In addition, shares purchased under an ISO ("ISO Shares") are subject to special tax holding rules. If a participant holds ISO Shares for at least two years from the date of the ISO grant and at least one year after exercise, any gain or loss recognized for tax purposes upon a subsequent sale of the shares will be a long-term capital gain or loss. A disposition of ISO Shares, however, by the participant within either of these special holding periods (a so-called "disqualifying disposition") results in ordinary compensation income in the year of the disposition equal, in general, to the Option Spread at the time the option was exercised. The ordinary income realized upon a disqualifying disposition of ISO Shares is deductible by the Company but is not subject to withholding. Any additional gain recognized for tax purposes in a disqualifying disposition will be taxed as short-term or long-term capital gain.

An ISO that is exercised by the participant more than three months following termination of employment (one year, if termination occurred by reason of total and permanent disability) is treated for tax purposes as an NQSO. ISOs granted to a participant under the 1999 Stock Plan (together with ISOs granted to the participant after 1986 under any other plans of the Company) are also treated as NQSOs to the extent that, in the aggregate, they first become exercisable in any calendar year for shares of Common Stock having a fair market value (determined at time of grant) in excess of $100,000.

Under the so-called "golden parachute" provisions of the Code, certain awards vested or paid in connection with a Change in Control of the Company may also be non-deductible to the Company and may be subject to an additional 20% federal excise tax. Non-deductible "parachute payments" will in general reduce the $1.0 million limit on deductible compensation under Code Section 162(m), to the extent such limit is applicable to remuneration paid under the 1999 Stock Plan or otherwise. Since the 1999 Stock Plan was approved by the shareholders, certain payments to executive officers under the 1999 Stock Plan will be eligible for treatment as "performance-based" compensation under Code Section 162(m).

**THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS
VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE 1999 STOCK PLAN.**

Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on Myers' Common Stock against the cumulative return of the S&P 500 Index and the S&P SmallCap 600 Index for the period of five fiscal years commencing December 31, 1996 and ended December 31, 2001.[1]



	1996	1997	1998	1999	2000	2001
Myers Industries	$100.00	$112.54	$190.97	$116.84	$120.65	$127.19
S&P 500	100.00	133.36	171.47	207.56	188.66	166.24
S&P SmallCap 600	100.00	125.58	123.95	139.32	155.76	165.94

[1] Assumes that the value of the investment in Myers Common Stock, the S&P 500, the S&P SmallCap 600, and the Peer Group was $100 on December 31, 1996 and that all dividends were reinvested.

The Company is a member of the S&P SmallCap 600 Index. The S&P SmallCap 600 Index consists of 600 domestic stocks chosen for market size, liquidity, (bid-asked spread, ownership, share turnover and number of no trade days) and industry group representation. It is a market-value weighted index (stock price times the number of shares outstanding), with each stock's weight in the Index proportionate to its market value.

PRINCIPAL SHAREHOLDERS

The following table describes the beneficial ownership of Common Stock of each person who was known by Myers to be the beneficial owner of more than five percent of the total shares issued and outstanding on February 1, 2002. Under rules and regulations promulgated by the Commission, a person is deemed to be the "beneficial owner" of all the shares with respect to which he has or shares voting power or investment power, regardless of whether he is entitled to receive any economic benefit from his interest in the shares. As used herein, the term "voting power" means the power to vote or to direct the voting of shares and "investment power" means the power to dispose of or to direct the disposition of shares.

Name and Address of Beneficial Owner[1]	Shares and Nature of Beneficial Ownership	% of Class
Stephen E. Myers[2]	2,114,916	9.8%
Mary S. Myers[3]	3,942,622	18.2%
Franklin Resources, Inc.[4] 777 Mariners Island Blvd. San Mateo, CA 94404	1,289,265	5.4%
Credit Suisse Asset Management, LLC[5] 466 Lexington Avenue New York, NY 10017	1,310,387	5.3%
Gabelli Asset Management, Inc.[6] One Corporate Center Rye, NY 10580	1,404,460	5.9%

[1] Unless otherwise noted, the Beneficial Owners have the same address as the principal executive offices of the Company.

[2] Stephen E. Myers serves as a trustee of the Louis S. and Mary Myers Foundation which holds 257,965 shares of Common Stock. By virtue of his position as trustee of the Foundation, Mr. Myers is deemed beneficially to own such shares which, when excluded from the other shares he is deemed beneficially to own, decreases the percentage of shares beneficially owned by him to 8.6%. Stephen E. Myers serves as a trustee of the Semantic Foundation Inc. which holds 23,200 shares of Common Stock. By virtue of his position as trustee of the Foundation, Mr. Myers is deemed to beneficially own such shares which, when excluded from the other shares he is deemed beneficially to own, decreases the percentage of shares beneficially owned by him to 9.7%.

[3] Mary S. Myers serves as a trustee of the Louis S. and Mary Myers Foundation which holds 257,965 shares of Common Stock. By virtue of her position as trustee of the Foundation, Mrs. Myers is deemed beneficially to own such shares which, when excluded from the information above, decreases the percentage of shares held by her to 17.1%.

[4] According to the amendment to Schedule 13G Statement filed by Franklin Resources, Inc. ("FRI") on February 14, 2002, FRI or an affiliate has dispositive and/or voting power over the 1,289,265 shares.

[5] According to the amendment to Schedule 13G Statement filed by Credit Suisse Asset Management, LLC ("CSAM") on February 7, 2002, CSAM has dispositive and/or voting power over 1,310,387 shares.

[6] According to the amendment to Schedule 13D Statement filed by Gabelli Asset Management, Inc. ("Gabelli") on August 20, 2001, Gabelli or an affiliate has dispositive and/or voting power over the 1,289,265 shares.

17

Report of the Audit Committee of the Board of Directors

The Audit Committee of the Board of Directors (the "Audit Committee") is composed of four independent directors and operates under a written charter adopted by the Board of Directors in accordance with applicable rules of the Commission and the New York Stock Exchange. During 2001, the members of the Audit Committee were Keith A. Brown, Chairman, Jon H. Outcalt, Karl S. Hay and Edwin P. Schrank. The Directors who serve on the committee are all "independent." That is, the Board of Directors has determined that none of the Directors had a relationship to the Company that may interfere with their independence from the Company and its management.

Management is responsible for the Company's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes, and the Committee chair, as representative of the Committee, discusses the interim financial information contained in quarterly earnings announcements with both management and the independent auditors prior to public release. The Audit Committee also recommends to the Board of Directors the selection of the Company's independent accountants.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the independent accountants. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal control and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company's auditors are in fact "independent."

In this context, the Audit Committee has met and held discussions with management of the Company, who represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Audit Committee has reviewed and discussed the consolidated financial statements with both management and the independent accountants. The Audit Committee also discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Company's independent accountants also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and the Audit Committee discussed with the independent accountants their independence.

As part of such discussion, the Audit Committee reviewed a report from the auditor regarding the fees received by the auditor in 2001, as follows:

Audit: $458,000
Audit-related fees:* $26,000
Financial Information Systems Design and Implementation: $0
All Other (Non-Audit Fees): $102,000

---

* Audit-related includes services traditionally performed by the auditor such as employee benefit audits, accounting consultation and other services.

Based upon the Audit Committee's discussion with management and the independent accountants, and the Committee's review of the representation of management and the report of the independent accountants to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Commission. The Audit Committee also recommended that Arthur Andersen LLP be retained as the Company's independent accountants to complete the audit for the 2001 fiscal year.

Audit Committee: Keith A. Brown, Chairman   Jon H. Outcalt   Karl S. Hay   Edwin P. Schrank

Auditors

The Company and its Audit Committee historically have not retained the auditor for the Company's next fiscal year until the second quarter of that year, and will make that determination for 2002 during the second quarter of 2002. Arthur Andersen LLP has served as auditors for the Company since the Company went public in 1971. A representative of the auditors will be present at the meeting and will be available to answer questions. The representative will have the opportunity to make a statement at the meeting.

INCORPORATION BY REFERENCE

The Compensation Committee Report and the Audit Committee Report (including reference to the independence of the Audit Committee members) above, and the Stock Price Performance Graph, are not deemed filed with the Commission and shall not be deemed incorporated by reference into any prior or future filings made by the Company under the 1933 Act, or the 1934 Act, except to the extent that the Company specifically incorporates such information by reference.

SHAREHOLDER PROPOSALS

Any proposals to be considered for inclusion in the proxy material to be provided to shareholders of Myers for its next Annual Meeting of Shareholders to be held in 2003 may be made only by a qualified shareholder and must be received by Myers no later than November 18, 2002.

The enclosed proxy card grants the proxy holders discretionary authority to vote on any matter raised at the Annual Meeting. If a shareholder intends to submit a proposal at the Company's 2003 Annual Meeting of Shareholders which is not eligible for inclusion in the Proxy Statement relating to the meeting, and the shareholder fails to give the Company notice in accordance with the requirements set forth in the Securities Exchange Act of 1934, as amended, no later than February 2, 2003, then the proxy holders will be allowed to use their discretionary authority if a proposal is properly raised at the Company's Annual Meeting in 2003. The submission of such a notice does not ensure that a proposal can be raised at the Company's Annual Meeting.

GENERAL

The accompanying proxy is solicited by and on behalf of the Board of Directors of Myers, whose notice of meeting is attached to this Proxy Statement, and the entire cost of such solicitation will be borne by Myers. In addition to the use of the mails, proxies may be solicited by personal interview, telephone and telegram by directors, officers and employees of Myers. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Myers will reimburse them for reasonable out-of-pocket expenses incurred by them in connection therewith.

Management of Myers has no information that other matters will be brought before the meeting. If, however, other matters are properly presented, the accompanying proxy will be voted in accordance with the best judgment of the proxy holders with respect to such matters.

MILTON I. WISKIND,
Secretary

Akron, Ohio
March 18, 2002

PROXY

MYERS INDUSTRIES, INC.   **Solicited by the Board of Directors**

MILTON I. WISKIND and GREGORY J. STODNICK, or either of them, with full power of substitution, are hereby authorized to represent the undersigned and to vote all Common Stock of the undersigned in MYERS INDUSTRIES, INC. (''Company'') at the Annual Meeting of Shareholders of said Company to be held on April 25, 2002, and any adjournment(s) thereof with respect to the following matters:

1. To set the number of directors at nine.

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

2. To elect the following nine Directors:

Keith A. Brown, Karl S. Hay, Richard P. Johnston, Michael W. Kane, Edward W. Kissel, Stephen E. Myers, Richard L. Osborne, Jon H. Outcalt, Milton I. Wiskind

☐ FOR all nominees   ☐ WITHHOLD AUTHORITY

☐ FOR all except: _____

(Instruction: To withhold authority to vote for any individual nominee write that nominee's name on the line above.)

(Continued and to be signed on reverse side)

(Continued from other side)

3. To approve the amendment to the Myers Industries, Inc. 1999 Stock Plan.

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

4. Such other business as properly may come before said meeting and any adjournment(s) thereof, all in accordance with the notice of this meeting and the accompanying Proxy Statement, receipt of which is acknowledged.

THIS PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS LISTED ABOVE AND FOR THE DIRECTORS NOMINATED BY MANAGEMENT UNLESS A CONTRARY VOTE IS INDICATED, IN WHICH CASE THE PROXY WILL BE VOTED AS DIRECTED.

Please date, sign exactly as stenciled, and return promptly in the enclosed envelope.

_____

_____

DATED: _____ , 2002